

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2018

Joseph Moscato
President and Chief Executive officer
GENEREX BIOTECHNOLOGY CORP
10102 USA Today Way
Miramar, FL 33025

> **Re: GENEREX BIOTECHNOLOGY CORP**
> **Form 10-K for the Fiscal Year Ended July 31, 2017**
> **Filed October 26, 2017**
> **File No. 000-25169**

Dear Mr. Moscato:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2017

Notes to the Consolidated Financial Statements
Note 14 – Acquisition of Hema Diagnostics Systems, LLC, page 66

1. Please tell us the following as they relate to the HDS acquisition:
   - The factors that occurred after the issuance of your January 31, 2017 quarterly financial statements that contributed to management determining that, for the quarter ended April 30, 2017, the shareholders will more likely than not approve the increase in the authorized share capital and that you would exercise the Call Option. Include in your response your use of "more likely than not" as an apparent threshold for valuing the "warrants to be issued" and Call Option and the authoritative literature to which you rely.
   - Whether the retirement of shareholder loans for $1 is considered in the Call Option

fair value as of April 30 and July 31, 2017. If not, tell us why such retirement does not need to be considered in the Call Option fair value.

- The facts and circumstances leading to the impairment of goodwill. Refer to ASC 350-20-50-2.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Bonnie Baynes at 202-551-4924 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance